Exhibit 99.2

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Safe-T Ltd. (hereinafter the “Company”) nor NetNut Ltd. (hereinafter “NetNut”) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The unaudited combined condensed pro forma statement of profit or loss combine the historical consolidated statement of profit or loss of the Company and the statement of profit or loss of NetNut as if the merger between these two entities had occurred on January 1, 2018. The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of the Company and the historical balance sheet of NetNut giving effect to the merger as if it had occurred on December 31, 2018. The transaction is to be accounted for as a business combination with the Company identified as the accounting acquirer.

The allocation of the purchase price in the merger as reflected in these pro forma combined condensed financial statements has been based upon estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. Management, with the assistance of independent valuation specialists, is currently assessing the fair value of the tangible and intangible assets acquired and liabilities assumed.

A final determination of the fair value of NetNut’s assets and liabilities is still subject to the completion of further analyses from those used in the combined condensed pro forma financial statements presented below.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning. Amounts allocated to goodwill may decrease and amounts allocated to intangible assets with definite lives may increase, which could result in an increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the purchase price allocation may differ from the information presented in the accompanying unaudited pro forma combined condensed financial statements. In addition, a receipt of the final valuation could cause differences in the information presented.

The cash portion of the acquisition consideration was financed by an aggregate of $6 million convertible loan and warrants, which have been included as a pro forma adjustment.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both the Company, which are included in the Company’s annual report on Form 20-F, and NetNut’s, which are included elsewhere in this Report on Form 6-K.

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the year ended December 31, 2018
(U.S. dollars in thousands, except per share data)

	Safe-T	Net-Nut	Adjustments	Note	Pro Forma
Revenues	1,466	2,204	-		3,670
Cost of revenues	791	662	977	(1),(2)	2,430
Gross profit	675	1,542	(977)		1,240

Operating expenses:
Research and development expenses	2,414	443	-		2,857
Selling and marketing expenses	5,542	787	34	(1)	6,363
General and administrative expenses	1,925	513	-		2,438
	9,881	1,743	34		11,658

Operating loss	(9,206)	(201)	(1,011)		(10,418)

Financial expenses	(3,496)	(76)	(6,984)	(3),(4)	(10,556)
Financial income	955	-	-		955
Financial expenses, net	(2,541)	(76)	(6,984)		(9,601)

Loss before taxes on income	(11,747)	(277)	(7,995)		(20,019)
Taxes on income	(6)	-	181	(5)	175
Net loss for the year	(11,753)	(277)	(7,814)		(19,844)

Loss per share (in dollars):
Basic	(0.33)			(6)	(0.19)
Diluted	(0.35)			(6)	(0.20)
Weighted average number of shares outstanding used to compute (in thousands):
Basic	35,302			(6)	104,764
Diluted	35,646			(7)	105,108

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Unaudited Pro Forma Combined Condensed Balance Sheet
As of December 31, 2018
(U.S. dollars in thousands)

	Safe-T	Net-Nut	Adjustments	Note	Pro Forma
Assets
Current assets:
Cash and cash equivalents	3,717	16	6,000	(a)	3,772
			(5,820)	(a)
			(141)	(f)
Restricted deposits	104	-	-		104
Accounts receivable:
Trade, net	854	108	-		962
Other	231	75	-		306
Related parties	-	111	-		111
Total current assets	4,906	310	39		5,255

Non-current Assets:
Property, plant and equipment, net	143	10	199	(c)	352
Goodwill	523	337	7,220	(c)	8,080
Intangible assets, net	796	114	4,796	(b),(c)	5,706
Total non-current assets	1,462	461	12,215		14,138
Total assets	6,368	771	12,254		19,393

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade	103	177	-		280
Other	951	117	30	(f)	1,098
Contract liabilities	495	71	-		566
Liability in respect of the Israeli Innovation Authority	49	-	-		49
Short-term loan	-	53	-		53
Related parties	-	130	-		130
Total current liabilities	1,598	548	30		2,176

Non-current liabilities:
Contract liabilities	249	-	-		249
Derivative financial instruments	729	-	2,719	(a)	3,448
Deferred tax liabilities	-	-	1,042	(d)	1,042
Convertible debentures	-	-	3,281	(a)	3,281
Contingent consideration	-	-	2,008	(c)	2,008
Liability in respect of the Israeli Innovation Authority	82	-	-		82
Total non-current liabilities	1,060	-	9,050		10,110
Total liabilities	2,658	548	9,080		12,286

Equity:
Ordinary and ordinary A shares	-	-	-	(e)	-
Share premium	41,594	801	(801)	(e)	45,162
			3,568	(c)
Other equity reserves	11,805	-	171	(f)	11,976
Accumulated deficit	(49,689)	(578)	578	(e)	(50,031)
			(342)	(f)
Total equity	3,710	223	3,174		7,107
Total equity and liabilities	6,368	771	12,254		19,393

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

On April 4, 2019, the Company entered into a Share and Asset Purchase Agreement with NetNut, pursuant to which the Company will acquire all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”).

In consideration for the Purchased Shares, the Company shall pay NetNut’s shareholders:

-	An amount equal to $3,400,000 (the “Initial Shares Purchase Price”), out of which (i) $1,614,742 will be paid on Closing in immediate funds (in addition to an amount of $250,000 down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175,257 will be deposited in escrow; and (iii) $1,360,000 will be paid by issuance of 24,347,410 Ordinary Shares of the Company (based on NIS 0.2031 which is a per share 30-day average price of the Company’s shares on Tel Aviv Stock Exchange Ltd. (the “TASE”) prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the Closing. No pro forma adjustments have been assumed for working capital adjustments);

-	An amount of up to $5,000,000 payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut subject and upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company financial results for the year 2019 are published (the “2019 Financial Statements”). The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in Ordinary Shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 44,756,273 Ordinary Shares (representing a quotient of half of the maximum EarnOut Amount [i.e. $2,500,000] divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company shall pay DiVi at Closing:

An aggregate amount equal to $6,300,000 (the “Assets Purchase Price”). The Assets Purchase Price shall be paid as follows:

-	An amount equal to $3,455,258 payable at Closing in immediately payable funds;

-	An amount equal to $324,742 will be deposited in escrow;

-	An amount equal to $2,520,000, payable at Closing in Ordinary Shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 Ordinary Shares.

In connection with the transaction, the Company has agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction, and in any event not less than $150,000. The Company has elected to pay up to 50% of such fee in equity securities of the Company.

On June 12, 2019, the Company completed the acquisition according to the terms mentioned above.

The unaudited pro forma combined balance sheet gives effect to the merger between the Company and NetNut as if it had occurred on December 31, 2018. The unaudited pro forma combined statement of profit or loss gives effect to the merger between the Company and NetNut as if it had occurred on January 1, 2018. The unaudited pro forma combined condensed statements of profit or loss do not include any non-recurring charges, directly attributable to the merger. The pro forma adjustments are based on estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of December 31, 2018:

a)	An amount of approximately $5.8 million of the total consideration in the transaction is financed from funds which was obtained from issuance of convertible debentures, detachable warrants and an option to issue an additional debenture in an aggregate amount of $6 million.

b)	Fair value of identifiable intangible assets acquired in excess of intangible assets recorded in connection with previous acquisition by NetNut.

c)	The fair values of NetNut net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the merger on the unaudited combined condensed pro forma financial statements. The estimated purchase price of approximately $11.4 million has been calculated and assigned to the net tangible and intangible assets acquired as follows:

US$ in thousands
Purchase price calculation:
Share consideration calculation:
Company’s market price per share*	0.05137
Number of shares to be issued	69,461,737
Share consideration	3,568
Cash consideration	5,820
Contingent consideration**	2,008
Total purchase price	11,396

*	The market price per share is the share closing price in the TASE as of June 12, 2019, translated into USD using the exchange rate as of such date.

**	The fair value of the contingent consideration was valued using a Monte Carlo model with the expected sales and volatility as well as the discount rate being the primary inputs.

Purchase price allocation to net tangible liabilities and intangible assets acquired and to goodwill:

Net tangible liabilities	(1,071)
Identifiable intangible assets and goodwill (*):
Technology and supplier relations	4,651
Customer relations	259
Goodwill	7,557
Total Purchase price	11,396

(*)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed.

d)	Deferred income taxes provided in respect of tangible and identifiable intangible assets acquired in the merger.

e)	Elimination of all components of NetNut’s equity and the issuance of the shares as part of the consideration in the transaction.

f)	Payment of finders' fees in the amount equal to 3% of the total purchase price of the transaction, assuming 50% of them will be paid in equity securities of the Company.

Adjustments to unaudited combined condensed pro forma statement of profit or loss for the year ended December 31, 2018:

1)	Amortization of intangible assets acquired in connection with the merger.

Intangible assets are amortized on a straight-line basis over the following number of years:

Technology and suppliers’ relations - 5 years.

Customer relations - 7.5 years.

2)	Add back of NetNut historical intangible assets amortization.

3)	Estimated additional interest expense at 8% per annum due to convertible debentures assumed in connection with the merger.

4)	Amortization of unrecognized day 1 loss related to the issuance of convertible debentures, detachable warrants and an option to issue an additional debenture (“Option”) in connection with the merger.

No adjustments were made to reflect the hypothetical fair value changes in these financial instruments measured at fair value through profit or loss, had they been assumed on January 1, 2018.

Total unrecognized day 1 loss and amortization period for each instrument as follows:

Convertible debentures: $5,836,000 amortized over 1.5 years.

Warrants: $2,536,000 amortized over 5 years.

Option: $2,320,000 amortized over 0.5 year.

5)	Reflecting the tax effect of the pro forma adjustments, using the applicable tax rates.

6)	The calculation of the weighted average number of shares for pro forma basic loss per share gives effect to the issuance of 69,461,737 Company shares in the transaction assuming these were issued on January 1, 2018.

7)	The calculation of the weighted average number of shares for pro forma diluted loss per share does not gives effect to the potential issuance of Company shares in connection with the convertible debentures, detachable warrants and Option, since their effect is anti-dilutive.